Exhibit 99.1

TVPC Stand-Alone FS\KASPER, BRANDEN\2/13/2018 5:21 PM
Torrance Valley Pipeline
Company LLC
Supplemental Information and Condensed Financial Statements
as of and for the three months ended March 31, 2019 and 2018

Torrance Valley Pipeline Company LLC
Table of Contents

Financial Information	4
Condensed Balance Sheets	4
Condensed Statements of Operations	5
Condensed Statements of Cash Flows	6
Notes to the Condensed Financial Statements	7

Management’s Discussion and Analysis of Financial Condition and Results of Operations	12

EXPLANATORY NOTE

Torrance Valley Pipeline Company LLC (“TVPC”, or the “Company”) is a Delaware limited liability company that owns and operates the San Joaquin Valley Pipeline system (the “Torrance Valley Pipeline”), which supports PBF Holding Company LLC’s (“PBF Holding”) Torrance Refinery. The Torrance Valley Pipeline consists of the M55, M1 and M70 pipeline systems, including pipeline stations with storage capacity and truck unloading capability.

The following financial information and condensed financial statements as of and for the three months ended March 31, 2019 and 2018 are being furnished as supplemental information to PBF Logistics LP’s (“PBFX”) Quarterly Report on Form 10-Q for the quarter ended March 31, 2019. Unless the context otherwise requires, references in this document to “we,” “us” and “our” refer to TVPC.

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This document contains certain “forward-looking statements,” as defined in the Private Securities Litigation Reform Act of 1995, which involve risk and uncertainties. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” or “anticipates” or similar expressions that relate to our strategy, plans or intentions. All statements we make relating to our estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results or to our expectations regarding future industry trends are forward-looking statements. In addition, we, through our senior management, from time to time, make forward-looking public statements concerning our expected future operations and performance and other developments. These forward-looking statements are subject to risks and uncertainties that may change at any time; therefore, our actual results may differ materially from those that we expected. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results.

Important factors that could cause actual results to differ materially from our expectations, which we refer to as “cautionary statements,” are disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations and elsewhere in this document; and in our December 31, 2018 annual report (filed as exhibit 99.1 in PBFX’s Annual Report on Form 10-K for the year ended December 31, 2018) (“2018 Annual Report”). All forward-looking information in this document is expressly qualified in its entirety by the cautionary statements. Some of the factors that we believe could affect our results include:

•	our limited operating history;

•	changes in general economic conditions;

•	competitive conditions in our industry;

•	the supply of, and demand for, crude oil and logistics services;

•	our ability to successfully implement our business plan;

•
our dependence on PBF Energy Inc. (“PBF Energy”) for a substantial majority of our revenues subjects us to the business risks of PBF Energy, which include the possibility that contracts will not be renewed because they are no longer beneficial for PBF Energy;

•	a substantial majority of our revenue is generated at PBF Energy’s Torrance Refinery, and any adverse development at this facility could have a material adverse effect on us;

•	our ability to complete internal growth projects on time and on budget;

•	operating hazards and other risks incidental to handling crude oil;

•	natural disasters, weather-related delays, casualty losses and other matters beyond our control;

•	the effects of existing and future laws and governmental regulations;

•	the timing and extent of changes in commodity prices and demand for PBF Energy’s refined products and the differential in the prices of different crude oils;

•	the suspension, reduction or termination of PBF Energy’s obligations under our commercial agreements;

•	disruptions due to equipment interruption or failure at our facilities; and

•	other factors discussed elsewhere in this document.

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this document may not in fact occur. Accordingly, investors should not place undue reliance on those statements.

Our forward-looking statements speak only as of the date of this document or as of the date which they are made. Except as required by applicable law, including the securities laws of the United States of American (“U.S.”), we undertake no obligation to update or revise any forward-looking statements. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing.

FINANCIAL INFORMATION

Torrance Valley Pipeline Company LLC
Condensed Balance Sheets
(Unaudited, in thousands)

	March 31, 2019	December 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	$10,430	$12,065
Accounts receivable - affiliates	7,514	7,126
Prepaids and other current assets	1,281	936
Total current assets	19,225	20,127
Property, plant and equipment, net	322,597	324,871
Total assets	$341,822	$344,998
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable - affiliates	$717	$947
Accounts payable and accrued liabilities	4,847	4,364
Deferred revenue	42	67
Total current liabilities	5,606	5,378
Other long-term liabilities	226	226
Total liabilities	5,832	5,604

Commitments and contingencies (Note 5)

Equity	335,990	339,394
Total liabilities and equity	$341,822	$344,998

See notes to the condensed financial statements.

Torrance Valley Pipeline Company LLC
Condensed Statements of Operations
(Unaudited, in thousands)

	Three Months Ended March 31,
	2019	2018
Revenue:
Affiliate	$20,635	$19,097
Third-party	25	18
Total revenue	20,660	19,115

Costs and expenses:
Operating and maintenance expenses	8,465	8,348
General and administrative expenses	213	213
Depreciation and amortization	2,757	2,723
Total costs and expenses	11,435	11,284

Net income	$9,225	$7,831

See notes to the condensed financial statements.

Torrance Valley Pipeline Company LLC
Condensed Statements of Cash Flows
(Unaudited, in thousands)

	Three Months Ended March 31,
	2019	2018
Cash flows from operating activities:
Net income	$9,225	$7,831
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,757	2,723
Changes in operating assets and liabilities:
Accounts receivable - affiliates	(388)	4,833
Prepaids and other current assets	(345)	(958)
Accounts payable - affiliates	(230)	(860)
Accounts payable and accrued liabilities	507	(466)
Deferred revenue	(25)	(18)
Other assets and liabilities	(1)	—
Net cash provided by operating activities	11,500	13,085

Cash flows from investing activities:
Expenditures for property, plant and equipment	(506)	(54)
Net cash used in investing activities	(506)	(54)

Cash flows from financing activities:
Distributions to members	(13,000)	(10,000)
Parent contributions	371	386
Net cash used in financing activities	(12,629)	(9,614)

Net change in cash and cash equivalents	(1,635)	3,417
Cash and cash equivalents at beginning of period	12,065	4,411
Cash and cash equivalents at end of period	$10,430	$7,828

Supplemental disclosure of non-cash activities
Accrued capital expenditures	$149	$51

See notes to the condensed financial statements.

TORRANCE VALLEY PIPELINE COMPANY LLC
NOTES TO THE CONDENSED FINANCIAL STATEMEMTS
(IN THOUSANDS)

1. DESCRIPTION OF THE BUSINESS AND BASIS OF PRESENTATION

Description and Nature of the Business

Torrance Valley Pipeline Company LLC (“TVPC”, or the “Company”) is a Delaware limited liability company that owns and operates the San Joaquin Valley Pipeline system (the “Torrance Valley Pipeline”), which supports PBF Holding Company LLC’s (“PBF Holding”) Torrance Refinery. The Torrance Valley Pipeline consists of the M55, M1 and M70 pipeline systems, including pipeline stations with storage capacity and truck unloading capability.

PBF Holding, a Delaware limited liability company, together with its consolidated subsidiaries, owns and operates oil refineries and related facilities in North America. PBF Holding is a wholly-owned subsidiary of PBF Energy Company LLC (“PBF LLC”). PBF LLC is a holding company, whose assets consist of an ownership interest in PBF Holding and its consolidated subsidiaries and PBF Logistics LP (“PBFX”) and its consolidated subsidiaries. TVPC is a subsidiary of PBFX. PBF LLC, PBF Holding and PBFX are considered affiliate companies of TVPC for accounting purposes.

On July 1, 2016, PBF LLC, through its ownership of PBF Holding, acquired from ExxonMobil Oil Corporation and Mobil Pacific Pipeline Company the Torrance Refinery and related logistical assets, including the Torrance Valley Pipeline (the “TVPC Acquisition”). On August 31, 2016, PBFX, through its wholly-owned subsidiary, PBFX Operating Company LLC (“PBFX Op Co”), acquired from PBF Holding a 50% equity interest in TVPC. Subsequently, PBFX Op Co became the sole managing member of TVPC. As this transaction was between affiliate companies, the transfer of the 50% ownership of TVPC is accounted for as a reorganization of entities under common control under United States of America (“U.S.”) generally accepted accounting principles (“GAAP”).

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with GAAP for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, TVPC has included all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the financial position and the results of operations and cash flows of TVPC for the periods presented. The results of operations for the three months ended March 31, 2019 are not necessarily indicative of the results that may be expected for the full year.

Recently Adopted Accounting Guidance

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”) to increase the transparency and comparability about leases among entities. Additional ASUs have been issued subsequent to ASU 2016-02 to provide supplementary clarification and implementation guidance for leases related to, among other things, the application of certain practical expedients, the rate implicit in the lease, lessee reassessment of lease classification, lessor reassessment of lease term and purchase options, variable payments that depend on an index or rate and certain transition adjustments. ASU 2016-02 and these additional ASUs are now codified as Accounting Standards Codification Standard 842 - “Leases” (“ASC 842”). ASC 842 supersedes the lease accounting guidance in Accounting Standards Codification 840 “Leases” (“ASC 840”), and requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. It also requires additional disclosures about leasing arrangements. The Company has adopted ASC 842 effective January 1, 2019, using a modified retrospective approach. There was no impact to the Company’s balance sheets, statements of operations or statements of cash flows. The Company’s condensed consolidated financial statements for the periods prior to the adoption of ASC 842 are not adjusted and are reported in accordance with the Company’s historical accounting policy. See Note 2

TORRANCE VALLEY PIPELINE COMPANY LLC
NOTES TO THE CONDENSED FINANCIAL STATEMEMTS
(IN THOUSANDS)

“Leases” of the notes to the condensed financial statements for additional information about the impact to the Company as a lessor.

2. LEASES

Lessor Disclosure Following the Adoption of ASC 842

The Company has leased certain of its assets under lease agreements with terms up to ten years, including leases of its pipeline assets. Some leases include options to terminate or extend for one or more years. These options are included in the lease term when it is reasonably certain that the option will be exercised. The Company’s agreements do not generally provide an option for the lessee to purchase the leased equipment at the end of the lease term.

At inception, the Company determines if an arrangement contains a lease and whether that lease meets the classification criteria of a finance or operating lease. As of March 31, 2019, all of the Company’s leases have been determined to be operating leases. Some of the Company’s lease arrangements contain lease components (e.g., minimum volume commitments (“MVC”)) and non-lease components (e.g., maintenance, labor charges, etc.). The Company accounts for the lease and non-lease components as a single lease component.

Certain of the Company’s lease agreements include MVCs that are adjusted periodically for an index or rate. The leases are initially measured using the projected payments adjusted for the index or rate in effect at the commencement date. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company expects to derive significant future benefits from its leased assets following the end of the lease term, as the remaining useful life would be sufficient to allow the Company to enter into new leases for such assets.

In the normal course of business, the Company enters into contracts with PBF Holding and its refineries whereby PBF Holding and its refineries lease certain of the Company’s storage and pipeline assets. The Company believes the terms and conditions under these leases are generally no less favorable to either party than those that could have been negotiated with unaffiliated parties with respect to similar services. The terms for these affiliate leases are ten years. All of the contracts where the Company is the lessor are with affiliates and represent all of the undiscounted future rental income from the Company’s leased assets.

Undiscounted Cash Flows

The table below presents the fixed components of the undiscounted cash flows to be received for each of the first five years and the total remaining years for the Company’s operating leases as of March 31, 2019:

Remainder of 2019	$45,979
2020	61,104
2021	61,076
2022	61,076
2023	61,076
Thereafter	162,852
Total undiscounted future cash to be received	$453,163

TORRANCE VALLEY PIPELINE COMPANY LLC
NOTES TO THE CONDENSED FINANCIAL STATEMEMTS
(IN THOUSANDS)

Assets Under Lease

The Company’s assets subject to lease are included in “Property, plant and equipment, net” within the Company’s balance sheets. The table below quantifies by property, plant and equipment category the assets that are subject to lease as of March 31, 2019:

March 31, 2019
Land	$83,330
Pipelines	267,814
Construction in progress	1,507
352,651
Accumulated depreciation	(30,054)
Net assets under lease	$322,597

3. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant, and equipment, net consisted of the following:

	March 31,	December 31,
	2019	2018

Land	$83,330	$83,330
Pipelines and equipment	267,814	267,770
Construction in progress	1,507	1,068
	352,651	352,168
Accumulated depreciation	(30,054)	(27,297)
Property, plant and equipment, net	$322,597	$324,871

4. EQUITY

Equity Activity

The following tables summarize the changes in the carrying amount of TVPC’s equity during the three months ended March 31, 2019 and 2018:

Members’ Equity
Balance at December 31, 2018	$339,394
Net income	9,225
Distributions to members	(13,000)
Parent contributions	371
Balance at March 31, 2019	$335,990

Members’ Equity
Balance at December 31, 2017	$343,450
Net income	7,831
Distributions to members	(10,000)
Parent contributions	386
Balance at March 31, 2018	$341,667

TORRANCE VALLEY PIPELINE COMPANY LLC
NOTES TO THE CONDENSED FINANCIAL STATEMEMTS
(IN THOUSANDS)

Cash Distributions

In accordance with TVPC’s limited liability company agreement, during the three months ended March 31, 2019, TVPC distributed $6,500 to each of its members, for total distributions of $13,000.

5. COMMITMENTS AND CONTINGENCIES

Environmental Matters

TVPC’s assets are subject to extensive and frequently changing federal, state and local laws and regulations, including, but not limited to, those relating to the discharge of materials into the environment or that otherwise relate to the protection of the environment, waste management and the characteristics and the composition of fuels. Compliance with existing and anticipated laws and regulations can increase the overall cost of operating TVPC’s assets, including remediation, operating costs and capital costs to construct, maintain and upgrade equipment and facilities.

In connection with PBF Holding’s acquisition of the Torrance Refinery and related logistics assets, PBF Holding is responsible for all known and unknown environmental liabilities at each site acquired in connection with the acquisition. The total estimated liability of known environmental obligations associated with the Torrance Valley Pipeline was $538 as of March 31, 2019 ($132 as of December 31, 2018). In accordance with the contribution agreement associated with the sale of 50% ownership of TVPC to PBFX, PBF Holding has indemnified PBFX for any and all costs associated with environmental remediation for obligations that existed on or before August 31, 2016, including all known or unknown events, which includes the recorded liability of $538. At March 31, 2019, TVPC expects to make the full aggregate payment for this liability within the next five years. As a result of the indemnification, TVPC has recorded a receivable from PBF Holding in “Accounts receivable - affiliates” within the Company’s condensed balance sheets for such anticipated payments related to the known pre-existing Torrance Valley Pipeline environmental obligations for which PBFX is indemnified.

Litigation

TVPC can be subject to claims and complaints that may arise in the ordinary course of business. Management has regular litigation reviews to assess the need for accounting recognition or disclosure of these contingencies. TVPC would accrue an undiscounted liability for those contingencies where the incurrence of a loss is probable and the amount can be reasonably estimated. If a range of amounts can be reasonably estimated and no amount within the range is a better estimate than any other amount, then the minimum of the range is accrued. TVPC wouldn’t record liabilities when the likelihood that the liability has been incurred is probable but the amount cannot be reasonably estimated or when the liability is believed to be only reasonably possible or remote. For contingencies where an unfavorable outcome is reasonably possible and which are significant, TVPC would disclose the nature of the contingency and, where feasible, an estimate of the possible loss. For purposes of the contingency disclosures, “significant” includes material matters as well as other matters which management believes should be disclosed.

6. RELATED PARTY TRANSACTIONS

Agreements

TVPC currently derives the majority of its revenue from long-term, minimum volume commitment, fee-based, agreements with PBF Holding, supported by contractual fee escalations for inflation adjustments and certain increases in operating costs. TVPC believes the terms and conditions under these agreements, as well as the Omnibus Agreement (as defined below) and the Services Agreement (as defined below) each with PBF Holding, are generally no less favorable to either party than those that could have been negotiated with unaffiliated parties with respect to similar services.

TORRANCE VALLEY PIPELINE COMPANY LLC
NOTES TO THE CONDENSED FINANCIAL STATEMEMTS
(IN THOUSANDS)

At the closing of PBFX’s initial public offering, PBFX entered into an omnibus agreement with PBF Logistics GP LLC, PBF LLC and PBF Holding, which has been amended and restated in connection with the TVPC Acquisition (as amended, the “Omnibus Agreement”) for the provision of executive management services and support for accounting and finance, legal, human resources, information technology, environmental, health and safety, and other administrative functions.

In addition, on August 31, 2016, PBFX Op Co entered into an operation and management services and secondment agreement (the “Services Agreement”) with PBF Holding and certain of its subsidiaries pursuant to which PBF Holding and its subsidiaries provide PBFX Op Co with the personnel necessary for PBFX Op Co to operate TVPC so that it may perform its obligations under the commercial agreements. PBFX Op Co charges TVPC the amount under the agreement and reimburses PBF Holding for the use of such employees and the provision of certain infrastructure-related services to the extent applicable to its operations, including storm water discharge and waste water treatment, steam, potable water, access to certain roads and grounds, sanitary sewer access, electrical power, emergency response, filter press, fuel gas, API solids treatment, fire water and compressed air.

See TVPC’s 2018 Annual Report for a more complete description of TVPC’s commercial agreements with PBF Holding, the Omnibus Agreement and the Services Agreement.

Summary of Transactions

A summary of revenue and expense transactions with PBF Holding, including expenses directly charged and allocated to TVPC, is as follows:

	Three Months Ended March 31,
	2019	2018
Revenues	$20,635	$19,097
Operating and maintenance expenses	415	475
General and administrative expenses	213	213

7. SUBSEQUENT EVENTS

TVPC has evaluated subsequent events through the date that this report was available to be issued, May 1, 2019, and determined that there were no subsequent events requiring recognition or disclosure in the accompanying condensed financial statements and notes to the condensed financial statements, except as follows:

On April 24, 2019, PBFX entered into a Contribution Agreement with PBF LLC pursuant to which PBF LLC will contribute to PBFX all of the issued and outstanding limited liability interests of TVP Holding Company LLC (“TVP Holding”) for total consideration of $200,000. TVP Holding owns the remaining 50% equity interest in TVPC. Subsequent to the completion of the transaction, which is expected to close in the second quarter of 2019, PBFX will own 100% of TVPC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information concerning our results of operations and financial condition should be read in conjunction with the financial statements and accompanying notes to the condensed financial statements.

Overview

We are a Delaware limited liability company that owns and operates the Torrance Valley Pipeline, which supports PBF Holding’s Torrance Refinery. The Torrance Valley Pipeline consists of the M55, M1 and M70 pipeline systems, including pipeline stations with storage capacity and truck unloading capability.

PBF Holding, a Delaware limited liability company, together with its consolidated subsidiaries, owns and operates oil refineries and related facilities in North America. PBF Holding is a wholly-owned subsidiary of PBF Energy Company LLC (“PBF LLC”). PBF LLC is a holding company, whose assets consist of an ownership interest in PBF Holding and its consolidated subsidiaries and PBFX and its consolidated subsidiaries. We are a subsidiary of PBFX. PBF LLC, PBF Holding and PBFX are considered affiliate companies of ours for accounting purposes.

On July 1, 2016, PBF LLC, through its ownership of PBF Holding, acquired from ExxonMobil Oil Corporation and Mobil Pacific Pipeline Company the Torrance Refinery and related logistical assets, including the Torrance Valley Pipeline (the “TVPC Acquisition”). On August 31, 2016, PBFX, through its wholly-owned subsidiary, PBFX Operating Company LLC (“PBFX Op Co”), acquired from PBF Holding a 50% equity interest in us. Subsequently, PBFX Op Co became our sole managing member. As this transaction was between affiliate companies, the transfer of the 50% ownership is accounted for as a reorganization of entities under common control under U.S. generally accepted accounting principles (“GAAP”).

On April 24, 2019, we entered into a Contribution Agreement with PBF LLC pursuant to which PBF LLC will contribute to us all of the issued and outstanding limited liability interests of TVP Holding Company LLC (“TVP Hold Co”) for total consideration of $200.0 million. TVP Hold Co owns the remaining 50% equity interest in TVPC. Subsequent to the completion of the transaction, which is expected to close in the second quarter of 2019, we will own 100% of TVPC.

Business Strategies

We continue to focus on the following strategic areas:

•
Maintain Safe, Reliable and Efficient Operations. We are committed to maintaining and improving the safety, reliability, environmental compliance and efficiency of our operations. We seek to improve operating performance through our commitment to our preventive maintenance program and to employee training and development programs. We will continue to emphasize safety in all aspects of our operations. We believe these objectives are integral to maintaining stable cash flows and are critical to the success of our business.

•
Generate Stable, Fee-Based Cash Flow. We believe our long-term, fee-based logistics contracts provide us with stable, predictable cash flows. We generate a majority of our revenue from PBF Energy under commercial agreements, which include minimum quarterly volume commitments, minimum storage commitments, inflation escalators and initial terms of ten years.

How We Evaluate Our Operations

Our management uses a variety of financial and operating metrics to analyze our business. These metrics are significant factors in assessing our operating results and profitability and include but are not limited to volumes, including pipeline throughput and storage capacity, and operating and maintenance expenses.

Volumes. The amount of revenue we generate primarily depends on the volumes of crude oil that we throughput at our pipeline operations and our available storage capacity. These volumes are primarily affected by the supply of and demand for crude oil in the markets served directly or indirectly by our assets. Although PBF Energy has committed to minimum volumes under the commercial agreements, our results of operations will be impacted by:

•	PBF Energy’s utilization of our assets in excess of the minimum volume commitments (“MVCs”);

•	our ability to identify and execute organic expansion projects, and capture PBF Energy’s incremental volumes or third-party volumes; and

•	our ability to increase throughput volumes at our facilities and provide additional ancillary services at those pipelines.

Operating and Maintenance Expenses. Our management seeks to maximize the profitability of our operations by effectively managing operating and maintenance expenses. These expenses are comprised primarily of labor expenses, outside contractor expenses, utility costs, and repairs and maintenance. These expenses generally remain relatively stable across broad ranges of throughput volumes but can fluctuate from period to period depending on the mix of activities performed during that period and the timing of these expenses. We will seek to manage our maintenance expenditures on our assets by scheduling maintenance over time to avoid significant variability in our maintenance expenditures and to minimize their impact on our cash flow.

Other Factors That Will Significantly Affect Our Results

Supply and Demand for Crude Oil. We generate a majority of our revenue by charging fees for receiving, handling, transferring, storing and throughputting crude oil. The majority of our revenues are derived from fee-based commercial agreements with PBF Energy’s Torrance Refinery with initial terms of ten years and supported by MVCs, which enhance the stability of our cash flows. The volume of crude oil that is throughput depends substantially on PBF Energy’s refining margins. Refining margins are greatly dependent upon the price of crude oil or other refinery feedstocks, the price of refined products and the price of natural gas.

Factors driving the prices of petroleum-based commodities include supply and demand in crude oil, gasoline and other refined products. Supply and demand for these products depend on numerous factors outside of our control, including changes in domestic and foreign economies, weather conditions, domestic and foreign political affairs, production levels, logistics constraints, availability of imports, marketing of competitive fuels, crude oil price differentials and government regulation.

Results of Operations

A discussion and analysis of the factors contributing to our results of operations is presented below. The condensed financial statements, together with the following information, are intended to provide investors with a reasonable basis for assessing our historical operations, but should not serve as the only criteria for predicting our future performance.

Combined Overview. The following table summarizes our results of operations and financial data for the three months ended March 31, 2019 and 2018. The following data should be read in conjunction with our condensed financial statements and the notes thereto included elsewhere in this document.

	Three Months Ended March 31,
	2019	2018
	(in thousands)
Revenue:
Affiliate	$20,635	$19,097
Third-party	25	18
Total revenue	20,660	19,115

Costs and expenses:
Operating and maintenance expenses	8,465	8,348
General and administrative expenses	213	213
Depreciation and amortization	2,757	2,723
Total costs and expenses	11,435	11,284

Net income	$9,225	$7,831

Three Months Ended March 31, 2019 Compared to the Three Months Ended March 31, 2018

Summary. Our net income for the three months ended March 31, 2019 increased by approximately $1.4 million, or 17.8%, to $9.2 million from $7.8 million for the three months ended March 31, 2018. The increase in net income was primarily due to the following:

•
an increase in revenue of approximately $1.5 million, or 8.1%, to $20.7 million, which was primarily attributable to an increase in ancillary fees charged to the customer (approximately $0.6 million) and the January 1, 2019 inflation rate adjustments implemented in accordance with our commercial agreements (approximately $0.4 million). The remaining increase is attributable to an increase in throughput among all of our assets;

•	partially offset by the following:

◦
an increase in operating and maintenance expenses of approximately $0.1 million, or 1.4%, which was primarily attributable to an increase in energy costs (approximately $0.6 million), partially offset by a reduction in property tax (approximately $0.3 million) and outside services (approximately $0.2 million).

•	General and administrative expenses remained consistent at $0.2 million for both the three months ended March 31, 2019 and 2018.

•	Depreciation and amortization expenses remained relatively consistent at $2.8 million and $2.7 million for the three months ended March 31, 2019 and 2018, respectively.

Liquidity and Capital Resources

Our sources of liquidity primarily consist of cash flows from operations, which we expect will be adequate to provide for our short-term and long-term liquidity needs. Our ability to meet our capital requirements, including capital expenditures and distributions, will depend on our future operating performance, which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control.

We intend to continue to pay, at least quarterly, distributions to our members in accordance with our limited liability company agreement. During the three months ended March 31, 2019, we distributed $6.5 million to each of our members.

Cash Flows

The following table sets forth our cash flows for the periods indicated:

	Three Months Ended March 31,
	2019	2018
	(in thousands)
Net cash provided by operating activities	$11,500	$13,085
Net cash used in investing activities	(506)	(54)
Net cash used in financing activities	(12,629)	(9,614)
Net change in cash and cash equivalents	$(1,635)	$3,417

Cash Flows from Operating Activities

Net cash provided by operating activities decreased by approximately $1.6 million to $11.5 million for the three months ended March 31, 2019 compared to $13.1 million for the three months ended March 31, 2018. The decrease in net cash provided by operating activities was primarily the result of a net decrease in the net changes in operating assets and liabilities of approximately $3.0 million primarily driven by the timing of collection of accounts receivables and liability payments, partially offset by net income and non-cash charges relating to depreciation and amortization of $12.0 million for the three months ended March 31, 2019, compared to $10.6 million for the three months ended March 31, 2018.

Cash Flows from Investing Activities

Net cash used in investing activities increased by approximately $0.5 million to $0.5 million for the three months ended March 31, 2019 compared to $0.1 million for the three months ended March 31, 2018. The increase in net cash used in investing activities was the result of increased spend for capital expenditures.

Cash Flows from Financing Activities

Net cash used in financing activities increased by approximately $3.0 million to $12.6 million for the three months ended March 31, 2019 compared to $9.6 million for the three months ended March 31, 2018. The increase in net cash used in financing activities was primarily the result of distributions to members of $13.0 million for the three months ended March 31, 2019, compared to distributions to members of $10.0 million for the three months ended March 31, 2018.

Capital Expenditures

Our capital requirements have consisted of and are expected to continue to consist of maintenance capital expenditures, regulatory capital expenditures and expansion capital expenditures. Maintenance capital expenditures are expenditures made to maintain our long-term operating income or operating capacity. Regulatory capital expenditures are expenditures made to attain or maintain compliance with regulatory standards. Expansion capital expenditures are expenditures incurred for acquisitions or capital improvements that we expect will increase our operating income or operating capacity over the long term. Our capital expenditures of $0.5 million and $0.1 million for the three months ended March 31, 2019 and 2018, respectively, were primarily incurred for the maintenance of the Torrance Valley Pipeline.

We currently expect to spend up to an aggregate of approximately $3.0 million to $4.0 million for the remainder of 2019 for capital expenditures, the majority of which will relate to maintenance or regulatory capital expenditures. We anticipate the forecasted maintenance and regulatory capital expenditures will be funded primarily with cash from operations.

Contractual Obligations

There have been no significant changes in our obligations since those reported in our 2018 Annual Report. Refer to Note 5 “Commitments and Contingencies” of the notes to the condensed financial statements for additional information regarding our obligations.

Off-Balance Sheet Arrangements

We have not entered into any transactions, agreements or other contractual arrangements that would result in off-balance sheet liabilities.

Environmental and Other Matters

Environmental Regulation

Our operations are subject to extensive and frequently changing federal, state and local laws, regulations and ordinances relating to the protection of the environment. Among other things, these laws and regulations govern the emission or discharge of pollutants into or onto the land, air and water, the handling and disposal of solid and hazardous wastes and the remediation of contamination. As with the industry generally, compliance with existing and anticipated environmental laws and regulations increases our overall cost of business, including our capital costs to develop, maintain, operate and upgrade equipment and facilities. While these laws and regulations affect our regulatory and maintenance capital expenditures and net income, we believe they do not necessarily affect our competitive position, as the operations of our competitors are similarly affected. We believe our facilities are in substantial compliance with applicable environmental laws and regulations. However, these laws and regulations are subject to changes, or to changes in the interpretation of such laws and regulations, by regulatory authorities, and continued and future compliance with such laws and regulations may require us to incur significant expenditures. Additionally, violation of environmental laws, regulations and permits can result in the imposition of significant administrative, civil and criminal penalties, injunctions limiting our operations, investigatory or remedial liabilities or construction bans or delays in the development of additional facilities or equipment. Furthermore, a release of hydrocarbons or hazardous substances into the environment could, to the extent the event is not insured, subject us to substantial expenses, including costs to comply with applicable laws and regulations and to resolve claims by third parties for personal injury or property damage, or by the U.S. federal government or state governments for natural resources damages. These impacts could directly and indirectly affect our business and have an adverse impact on our financial position, results of operations and liquidity. We cannot currently determine the amounts of such future impacts.

Environmental Liabilities

Contaminations resulting from spills of crude oil or petroleum products are not unusual within the petroleum terminaling or transportation industries. Historic spills at truck and rail racks and terminals, as a result of past operations, have resulted in contamination of the environment, including soils and groundwater.

As of March 31, 2019, we have recorded a total liability related to environmental remediation costs of $0.5 million related to the Torrance Valley Pipeline. Refer to Note 5 “Commitments and Contingencies” of the notes to the condensed financial statements.